NOTICE OF EXEMPT SOLICITATION

Name of the registrant:

Wells Fargo & Co.

Name of person relying on exemption:

New York State Comptroller Thomas P. DiNapoli, Trustee of the New York State Common Retirement Fund

Address of person relying on exemption:

Office of the New York State Comptroller

Division of Legal Services

110 State Street, 14th Floor

Albany, NY 12236

Written material:

Text of April 13, 2023 Email sent by Gianna McCarthy, Director of Corporate Governance for the New York State Common Retirement Fund

Wells Fargo & Company

VOTE AGAINST LEGACY DIRECTORS

ITEMS 1a, b, c, d, f, h, j, k, l & m

and

VOTE FOR ITEM 10

Shareholder Proposal Requesting an Annual Report on the Prevention of Workplace Harassment and Discrimination

Filed by the New York State Common Retirement Fund

Annual Meeting: April 25, 2023

Dear Fellow Wells Fargo & Company Shareholder:

As we are all painfully aware, our Company remains under a Federal Reserve imposed asset cap, limiting its growth. While old scandals are being settled, such as the recent $98 million settlement related to helping foreign banks skirt sanctions, new ones seem to emerge. For this reason, we urge you to vote AGAINST legacy directors Items 1a, b, c, d, f, h, j, k, l & m and FOR Item 10.

Persistent controversies have surrounded Wells Fargo’s workforce management. Most recently, its hiring practices came under scrutiny when it was reported that the Company conducted interviews of diverse candidates for positions that had already been filled and subsequent retaliation against those employees that complained about the sham interviews. It has also been reported that the United States Attorney in the Southern District of New York’s criminal division is investigating possible violations of federal laws based on this reporting. Recently a shareholder suit was filed alleging the board ignored pervasive issues of discrimination. There have been numerous individual discrimination suits filed by employees.

Wells Fargo stock has had short term negative market reactions from concerning news, but these issues may also have long term implications for the company’s share price. Failure to address these issues at a fundamental level may further erode the market’s confidence in the company. A 2022 study entitled “How Much Does Workplace Sexual Harassment Harm Firm Value” published in the Journal of Business Ethics found that companies that have high incidences of sexual harassment may suffer significant long-term damage to firm value.

Comptroller DiNapoli is requesting the report outlined in Item 10 because workplace abuse, harassment, and discrimination can result in substantial costs to companies, including costs related to employee turnover, increased absenteeism and reduced productivity, as well as legal costs — all of which can harm firm value.

Thank you for your consideration.

The New York State Common Retirement Fund

This is not a solicitation of authority to vote your proxy. Please do not send us your proxy card.